SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                      to

Commission File Number 333-106271

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

Education Management Corporation Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Education Management Corporation

210 Sixth Avenue, Pittsburgh, Pennsylvania, 15222

Registrant’s telephone number, including area code: (412) 562-0900

Report of Registered Independent Auditors

We have audited the accompanying statements of net assets available for benefits of the Education Management Corporation Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor’s Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania

May 27, 2005

Education Management Corporation Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments, at fair value:
Common stocks	$179,275,050	$209,189,104
Mutual funds	158,874,728	103,036,053
Participant loans	1,597,663	1,201,654

	339,747,441	313,426,811
Receivables:
Employer contribution	663,164	313,545
Employee contribution	532,228	383,563
Unsettled trades	276,389	—
Other	24,614	18,919

	1,496,395	716,027
Excess contributions to be refunded	(250,954)	—

Net assets available for benefits	$340,992,882	$314,142,838

See accompanying notes.

Education Management Corporation Retirement Plan

Statements of Changes in Net Assets Available for Benefits

December 31 2004
Additions to net assets attributed to
Investment income:
Net appreciation in fair value of investments	$22,722,741
Interest and dividends	2,871,528

25,594,269
Contributions:
Participant	13,153,250
Participant—rollover	1,633,932
Employer	5,887,033

Total contributions	20,674,215

Total additions	46,268,484
Transfers in from other plans	4,436,492

Deductions from net assets attributed to
Benefits paid to participants	23,837,968
Fees and commissions	16,964

Total deductions	23,854,932

Net change in plan assets	26,850,044

Net assets available for benefits:
Beginning of year	314,142,838

End of year	$340,992,882

See accompanying notes.

Education Management Corporation Retirement Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Education Management Corporation (the Company or EDMC) Retirement Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit-sharing plan, which was adopted on October 2, 1978 by the Board of Directors of Education Management Corporation to be effective January 1, 1979.

During 1999, the Education Management Corporation Employee Stock Ownership Plan (ESOP), which was also maintained by the Company, was merged into the plan, with the Plan surviving the merger.

The Plan covers all eligible employees of the Company and participating employers (except those companies as detailed in the plan document for the ESOP feature).

An employee who is classified as a salaried, clerical, or hourly employee and has worked for 30 days for the Company may participate in the salary deferral contributions on the first day of the month following the date they meet the eligibility requirements.

On May 13, 2004, the Board of Directors of EDMC authorized the merger of the retirement plans of American Education Centers, Inc. (AEC) and South University, Inc. (South) into the Plan effective September 1, 2004. Both AEC and South were purchased by EDMC in 2003. Additionally, the Argosy Education Group retirement plan was terminated. During 2004, the assets of the actively employed remaining participants were transferred into the Plan. Argosy Education Group was purchased by EDMC in 2001.

Education Management Corporation Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

In order to participate in the other features of the Plan (matching, discretionary, and ESOP contributions), an employee must have completed one year of service or 900 hours of credited service in a calendar year. There is no minimum age requirement. All active full-time employees are credited with forty-five hours of service each week. Part-time, nonfaculty employees are credited with one hour of service for each hour worked; part-time faculty employees are credited with 1.88 hours of service for each assigned hour of work. An employee becomes a participant in the Plan for matching contributions on January 1 or July 1 after being credited with 900 hours of service in a calendar year. Participants who fall under the 900-hour level in subsequent years can still participate in the salary deferral and matching contributions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Fidelity Management Trust Company is the Plan’s trustee.

Contributions

Employer and employee contributions to the Plan are discretionary. The Plan provides for employee salary reduction contributions up to the allowable IRS limitation as specified in the Internal Revenue Code. Effective January 1, 1998, the Company contributes $1.00 for every dollar of a participant’s salary deferral up to 3% plus $0.50 for every dollar of a participant’s salary deferral from 4% through 6%. In order to be eligible for the Company’s discretionary contribution, a participant must be employed on the last day of the Plan year and be credited with 900 hours of service during such Plan year.

Under the ESOP feature of the Plan, the employer is under no further obligation to make ESOP contributions to the Plan, but may do so at its discretion.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers sixteen mutual funds as investment options for participants. Effective August 1, 2003, participants were given the option to invest in EDMC common stock. All participants who had an account in the ESOP plan before it was merged into the Plan also have an EDMC common stock account.

Education Management Corporation Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, if any, and (b) plan earnings less an allocation of the Plan’s administrative expenses. Expense allocations are based upon participant earnings or account balances, as defined. Each participant in the Plan is entitled to a Plan benefit equal to his or her vested account.

Vesting

A participant’s vesting is determined by the number of years of service for which the participant has been credited with 900 hours of service. Participants of the Plan are entitled to full vesting of their employer contribution accounts if they meet any one of the following criteria: (1) they performed three years of service with 900 credited hours; (2) they have reached the normal retirement age of 65; or (3) they die or are permanently disabled. Prior to April 1, 2000, participants were vested in their Company contributions as follows: 20% after three years of service with 900 credited hours, increased by 20% for each year of service with 900 credited hours thereafter. The Plan switched to a five-year cliff-vesting schedule on April 1, 2000 and then switched to the current three-year cliff-vesting schedule on January 1, 2002. The change in the vesting schedule did not reduce any participant’s vesting percentage as all prior Plan participants will vest in their account balance according to whichever schedule is more beneficial. Participants are fully vested in their voluntary employee contribution accounts and salary reduction contribution accounts at all times.

Education Management Corporation Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Diversification of ESOP Accounts

Effective August 1, 2003, participants were permitted to liquidate EDMC stock in ESOP accounts and invest the proceeds in other mutual funds offered by the Plan. Participants’ right to diversify their ESOP accounts was phased in over a four calendar year period as follows:

•	For 2003 (August 1 through December 31), participants may diversify up to 25% of the number of shares in an ESOP account as of December 31, 2002.

•	For 2004, participants may diversify up to 50% of the number of shares in an ESOP account as of December 31, 2002 less the number of shares, if any, diversified in the first year.

•	For 2005, participants may diversify up to 75% of the number of shares in an ESOP account as of December 31, 2002, less the number of shares, if any, diversified in prior years.

•	Starting on January 1, 2006, participants may diversify all of the shares of EDMC stock remaining in their ESOP accounts.

The number of shares held in the ESOP represented 7.3% and 9.2% of the total number of shares outstanding of EDMC common stock at December 31, 2004 and 2003, respectively.

Participant Loans

Participants may borrow from certain accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. All loan transactions are made in accordance with the provisions in the plan document. Principal and interest is paid through a participant’s payroll deductions.

Education Management Corporation Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits

On termination of service, participants will have the distribution of their vested account balance paid out in cash in a lump sum unless the participant elects to receive the distribution of their EDMC stock account (if applicable) in the form of stock shares.

Forfeited Accounts

Forfeitures of nonvested EDMC matching contributions, discretionary contributions, and Company stock accounts are applied to reduce current or future EDMC obligations to contribute under the Plan. The amount used to reduce Company contributions for the year ended December 31, 2004 was $1,206,617. Forfeitures remaining were $1,037,634 at December 31, 2004.

2. Summary of Significant Accounting Policies

The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are valued at the fair value as determined by quoted market prices. Participant loans receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Education Management Corporation Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

Concentration of Credit Risk

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Common Stock Fund, which invest in securities of a single issuer.

Expenses

The Plan’s expenses (other than fees and commissions which are associated with the mutual fund investments) are paid by the Company.

3. Investments

The Plan’s investments are held by a bank-administered trust fund. The following table presents the fair values of investments that represent 5% or more of the Plan’s assets at December 31, 2004 and 2003

	2004	2003
Fidelity Management Trust Company Funds
Fidelity Contrafund	$29,509,920	$—
Fidelity Growth Company Fund	20,135,178	—
Fidelity Managed Income Portfolio	24,869,430	—
Fidelity Magellan Fund	—	23,212,006
Education Management Corporation Common Stock $33.00 per share, 5,385,137 shares for 2004 and $31.04 per share, 6,715,702 shares for 2003	177,709,531	208,455,398

Education Management Corporation Retirement Plan

Notes to Financial Statements (continued)

3. Investments (continued)

During 2004, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $22,719,809 as follows:

2004
Net change in fair value:
Investments at fair value as determined by quoted market price:
Common stock	$11,501,474
Mutual funds	11,221,267

$22,722,741

4. Related Party Transactions

The Plan investments consist of three types of transactions: (i) The ESOP feature of the Plan; (ii) the EDMC common stock fund which invests in EDMC common stock; and (iii) shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Administrative expenses for the trustee’s fees are paid directly by the Company.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 26, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving that determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

Supplementary Information

Education Management Corporation Retirement Plan

EIN: 25-1119571 Plan Number: 001

Schedule H, Line 4i—Schedule of Assets (Held at the end of the Year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
* Fidelity Management Trust Company	Fidelity Diversified International Fund, 428,557.357 shares	$—	$12,273,883
* Fidelity Management Trust Company	Morgan Stanley Institutiona Fund, 39,037.738 shares	—	469,234
* Fidelity Management Trust Company	Van Kampen Growth & Income Fund, 50,556.395 shares	—	1,020,734
* Fidelity Management Trust Company	T. Rowe Price Mid Cap Value Fund, 73,531.288 shares	—	1,690,484
* Fidelity Management Trust Company	American Beacon Small Cap Value Fund, 505,541.081 shares	—	10,065,323
* Fidelity Management Trust Company	Fidelity Contrafund, 520,019.740 shares	—	29,505,920
* Fidelity Management Trust Company	Fidelity Freedom Income Fund, 201,278.394 shares	—	2,268,408
* Fidelity Management Trust Company	Fidelity Freedom 2010 Fund, 790,966.629 shares	—	10,772,965
* Fidelity Management Trust Company	Fidelity Freedom 2020 Fund, 821,189.102 shares	—	11,463,800
* Fidelity Management Trust Company	Fidelity Freedom 2030 Fund, 339,082.357 shares	—	4,774,280
* Fidelity Management Trust Company	Fidelity Freedom 2040 Fund, 218,301.195 shares	—	1,805,351
* Fidelity Management Trust Company	Fidelity Growth Company Fund, 359,107.864 shares	—	20,135,178
* Fidelity Management Trust Company	Fidelity Intermediate Bond Fund, 1,208,701.067 shares	—	12,715,535
* Fidelity Management Trust Company	Fidelity Managed Income Portfolio Fund, 24,869,429.980 shares	—	24,869,430
* Fidelity Management Trust Company	Franklin Small Mid-Cap Growth Fund, 177,444.725 shares	—	6,061,512
* Fidelity Management Trust Company	Spartan U.S. Equity Index Fund, 209,582.183 shares	—	8,982,691
* Education Management Corporation	Common stock	—	1,565,519
* Education Management Corporation	Common stocks unpledged, $33.00 per share, 5,385,137.308 shares	21,192,227	177,709,531
Participant loans	Various maturity dates at 4.25%-13.00%	—	1,597,663

Total assets held for investment purposes		$21,192,227	$339,747,441

*	Indicates a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EDUCATION MANAGEMENT CORPORATION RETIREMENT PLAN

By:	EDUCATION MANAGEMENT CORPORATION
As Plan Sponsor of the foregoing Plan

By:	/s/ Robert T. McDowell
Robert T. McDowell
Executive Vice President and Chief Financial Officer

Dated: June 29, 2005

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm